ACRE Realty Investors Inc. Announces Closing of Sale of Highway 20 Property and Receipt of Notice of Delisting from the NYSE MKT

NEW YORK, June 29, 2017—ACRE Realty Investors Inc. (NYSE MKT: AIII) (the “Company”) today announced that, on June 28, 2017, it closed the previously announced sale of its Highway 20 land parcel for a sale price of $4,725,000. The Company also announced today that it has received notice that the NYSE MKT has determined to immediately suspend trading in the Company’s common stock and commence proceedings to delist the Company’s common stock.

On October 13, 2016, the Company filed a Current Report on Form 8-K to report that, through the Company’s operating partnership, ACRE Realty LP, the Company entered into a sales contract with Roberts Capital Partners, LLC, a Georgia limited liability company (“Roberts”), pursuant to which the Company agreed to sell, and Roberts agreed to purchase, subject to the conditions in the contract, the Company’s Highway 20 land parcel consisting of approximately 37.693 acres of real property located in Cumming, Forsyth County, Georgia (the “Highway 20 Property”).

The Highway 20 Property was the Company’s sole remaining land asset. As a result of the closing of the sale of the Highway 20 Property, the Company’s remaining assets consist entirely of cash.

In its decision to commence delisting proceedings, the NYSE MKT cited Section 1002(c) of the NYSE MKT Company Guide, which applies when a company has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company. The Company has a right to a review of the NYSE MKT’s determination to delist the Company’s common stock by a committee of the Board of Directors of the NYSE MKT. The Company does not intend to exercise this right at this time.

As previously announced, the Company’s Board of Directors has determined that it is in the best interests of the Company’s shareholders for the Company to dissolve, liquidate and distribute to shareholders its available assets. The Company’s dissolution was unanimously approved by the Board of Directors but is subject to shareholder approval. The Company intends to present this proposal to its shareholders at a special meeting of shareholders at a time, date and location to be announced. The Company will file prescribed proxy materials with the Securities and Exchange Commission (the “SEC”) in advance of that meeting. If approved by the Company’s shareholders, the Company intends to file a notice of intent to dissolve with the Georgia Secretary of State. After filing the notice of intent to dissolve, the Company will send or cause written notice of dissolution to be sent to each known claimant against the Company and will publish a notice of intent to dissolve in accordance with the requirements of Georgia law.

In connection with the dissolution, the Company intends to make adequate provision for all of the Company’s existing and reasonably foreseeable debts, liabilities and obligations. The Company will, following notice and, if any claims are untimely or rejected in whole or part, the expiration of the deadline for filing suit by any claimant, distribute the remainder of any assets to its shareholders according to their respective rights and interests.

As of May 31, 2017, in addition to the Highway 20 Property, the Company had cash and cash equivalents of approximately $15.2 million. Today, as a result of the sale of the Highway 20 Property, the Company has approximately $19.8 million of cash and cash equivalents. While the Company cannot determine with certainty the amount of liquidating distributions it will make to its shareholders, the Company expects to distribute the remaining amount of such cash (which the Company expects to be substantial) after payment of all of its accrued and anticipated operating expenses, including expenses associated with the dissolution, and to conduct an orderly wind down of its operations. In order to assist the Company in preserving cash for future distributions to the Company’s shareholders, the Company’s external manager, A-III Manager LLC (the “Manager”), has agreed, commencing June 27, 2017, and subject to approval by the Company’s shareholders of the Plan of Dissolution that will be presented to the Company’s shareholders for their approval at a special meeting of shareholders, to waive the management fees and certain expense reimbursements that the Manager is entitled to receive from the Company under the management agreement between the Company and the Manager.

Important Additional Information will be filed with the SEC

This press release is for informational purposes only. It is not a solicitation of a proxy. In connection with the dissolution, the Company intends to file with the SEC a proxy statement and other relevant materials. The Company’s shareholders are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about the dissolution of the Company. Shareholders may obtain a free copy of the proxy statement and the other relevant materials (when they become available), and any other documents filed by the company with the SEC, at the SEC’s web site at http://www.sec.gov. In addition, the Company will make available or mail a copy of the definitive proxy statement to shareholders of record on the record date when it becomes available. Shareholders are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the dissolution of the Company.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed dissolution. Certain information regarding the interests of such directors and executive officers is included in the Company’s Annual Report on Form 10-K filed with the SEC on March 9, 2017 and will be included in the proxy statement relating to the proposed dissolution when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the Company and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to, the following: the NYSE MKT’s delisting proceedings; the ability of the Company to obtain shareholder approval of the proposed dissolution; the Company’s ability to accurately estimate the amounts required to pay all operating expenses, as well as other known, non-contingent liabilities through the dissolution and winding up process; the Company’s ability to settle, make adequate provision for or otherwise resolve its liabilities and obligations; the precise nature, amount and timing of any distributions to shareholders; the possibility that any distributions to shareholders could be diminished or delayed by, among other things, claims and unexpected or greater than expected expenses; and other statements contained in this press release regarding matters that are not historical facts. The Company undertakes no obligation to update any forward-looking statement in this press release.

Source: ACRE Realty Investors Inc.